

Mail Stop 3720

April 3, 2017

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:**   **Comcast Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 3, 2017**
> **Form 8-K Filed January 26, 2017**
> **File No. 001-32871**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.   A press release on the NBCUniversal.com website dated January 13, 2016 states that NBCUniversal International signed a long-term deal with OSN, a pay-TV network in the Middle East and North Africa, granting OSN exclusive rights to NBCUniversal International content including the Syfy channel. The OSN.com website provides TV scheduling for its services in Sudan and Syria that include the Syfy channel and programming produced by Universal Pictures, an entity you identify on page 1 of the 10-K as included in your filmed entertainment business segment.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, joint venture partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate and Other, page 42

3.   In future filings please enhance your disclosure relating to your intentions or plans to launch a new wireless service. For example, disclose the status of the new service, including whether you intend to limit the initial launch to a particular geographic area. Similarly, disclose in greater detail the terms of your virtual network operator rights, include the identity of the third party whose wireless network you plan to use to provide your Comcast-branded service. Also, as discussed by your CEO in recent earnings' calls, please disclose your intention to add your wireless product to your multi-product bundles.

Form 8-K filed on January 26, 2017

Exhibit 99.1

4.   We note that you present a measure titled "Operating Cash Flow" in the highlights section of your earnings release, and elsewhere including the Condensed Consolidated Statement of Income attached as Table 1. We also note that your definition and computation of operating cash flow differs from the calculation of cash flows from operating activities in the statement of cash flows under U.S. GAAP. Accordingly, please revise the title "Operating Cash Flows" to provide a more appropriate description of this measure. In this regard we note that you title this line item "Operating income

before depreciation and amortization" in Table 4. Please comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications